Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from your bank, broker or other nominee or your stockbroker, solicitor, accountant or other professional adviser, as the case may be.

If you have sold or otherwise transferred all of your ordinary shares, please pass this document, together with the accompanying documents, to the purchaser or transferee of your ordinary shares or to the person who arranged the sale or transfer of your ordinary shares so they can pass these documents to the person who now holds your ordinary shares.

Burford Capital Limited

(incorporated and registered in Guernsey under registration number 50877)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice of the extraordinary general meeting of Burford Capital Limited to be held at 1:30 p.m. BST on August 20, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP is set forth in this document.

Whether or not you propose to attend the extraordinary general meeting, please complete and submit a proxy card or voting instruction form (for New York Stock Exchange (“NYSE”) investors) or a voting instruction form (for London Stock Exchange AIM (“AIM”) investors) in accordance with the instructions printed on the relevant form. For NYSE investors, voting will close at 11:59 p.m. ET on August 15, 2024. For AIM investors, the voting instruction form must be received by Computershare Investor Services PLC no later than 1:29 p.m. BST on August 15, 2024 in order for Computershare Investor Services PLC to submit votes on your behalf.

Notice of Extraordinary General Meeting 2

Registered Office:

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

Incorporated and registered in Guernsey under registration number 50877

Letter from the Chairman of the Board of Directors

Burford Capital Limited

July 22, 2024

To the holders of ordinary shares of Burford Capital Limited

Notice of Extraordinary General Meeting

I am pleased to write to you with details of the extraordinary general meeting (the “Meeting”) of Burford Capital Limited (the “Company”) which we are holding at 1:30 p.m. BST on August 20, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP.

First, we are proposing to rotate audit firms from Ernst & Young LLP (“E&Y”) to KPMG LLP (“KPMG”). E&Y has been the Company’s independent auditor since our first year in business in 2009, well past the usual UK concept of rotating audit firms every decade. While the Company is not subject to that ten-year rule and it is not the norm in the US, we nevertheless recognize that a number of our UK shareholders regard it as a best practice, but we thought it unwise to move audit firms while we were in the process of adding our US listing and moving to reporting under the generally accepted accounting principles in the United States (“US GAAP”). With that process behind us, now is a reasonable time to make a change. Moreover, KPMG will lead the audit from the US, which simply makes more sense for us now that we are reporting under US GAAP and are subject to oversight by the US Securities and Exchange Commission (the “SEC”). This change does not reflect any accounting disagreements with E&Y, and they have submitted a letter to the SEC to that effect, and the two firms are working collaboratively together on the transition over the coming months assuming shareholder approval at the Meeting.

Second, anticipating a change to full US issuer status this year, we are taking the opportunity to propose a series of amendments to our articles of incorporation to bring them more in keeping with typical US market norms and to adopt current best practices as advised by US counsel. We are also seeking to make certain clarifying changes that we believe do not have any substantive impact on shareholders’ rights or corporate governance. We have summarized the most notable amendments in this document and provide a full redline comparison of the proposed amendments to our articles of incorporation on our website at https://investors.burfordcapital.com/governance/agm/default.aspx. We are proposing adoption of all of these amendments in a single vote.

The full text of the resolutions proposed at the Meeting is set forth in the formal notice of the Meeting starting on page 4 of this document. If any shareholders have any particular questions about these matters, we encourage you to reach out to us at ir@burfordcapital.com in advance of the Meeting.

If you plan on attending the Meeting, for logistics and security reasons, we ask that you register your intention to do so by 1:30 p.m. BST on August 16, 2024 by sending an e-mail to cosec@oak.group. If you are not a registered shareholder (for example, if you hold your shares in “street name” through your broker), kindly include evidence of your shareholding. We will only admit to the Meeting (i) shareholders registered on the register of shareholders and (ii) those who have registered to attend the Meeting in advance, confirmed their status as holders of our ordinary shares and received confirmation from us of their entitlement to attend.

If you would like to amend a previously submitted election and you are a NYSE investor, please update your preferences on www.proxyvote.com, call 1-800-579-1639 or send an e-mail to sendmaterial@proxyvote.com. If you are an AIM investor, please update your preferences at www.investorcentre.co.uk or contact Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

Explanatory notes

Explanatory notes on all of the resolutions to be considered at the Meeting are set forth starting on page 7 of this document.

Notice of Extraordinary General Meeting 3

Recommendation

The board of directors of the Company considers that all of the resolutions proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote in favor of each resolution.

Action to be taken

If you would like to vote on the resolutions but cannot attend the Meeting in person, please follow the instructions set forth below.

The Company’s ordinary shares trade on both the NYSE and AIM. Trading on two exchanges involves additional time for seamless trading, settlement and voting. We refer to “NYSE investors” as those investors in the Company’s ordinary shares whose ordinary shares are registered directly through Computershare US or with a bank, broker or other nominee that settles trades on the NYSE. We refer to “AIM investors” as those investors in the Company’s ordinary shares through depositary interests held directly through Computershare UK or with a bank, broker or other nominee that settles trades on AIM. The ordinary shares and depositary interests are referred to collectively as “ordinary shares” in this document.

For NYSE investors, please visit www.proxyvote.com to vote by internet. Alternatively, NYSE investors can vote by phone at 1-800-690-6903 or mark, sign and date your proxy card or voting instruction form, as applicable, and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Voting for NYSE investors must be received by 11:59 p.m. ET on August 15, 2024.

For AIM investors, please complete and return your voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. The voting instruction form must be received by Computershare Investor Services PLC no later than 1:29 p.m. BST on August 15, 2024 in order for Computershare Investor Services PLC to submit votes on your behalf. Instructions for CREST members who wish to appoint a proxy or proxies through the CREST electronic appointment service are set forth in the notes to the formal notice of the Meeting starting on page 5 of this document.

As a result of the Company’s ordinary shares trading on both the NYSE and AIM and the Company’s incorporation in Guernsey, additional time is required for Broadridge’s tabulation of final votes on the resolutions proposed at the Meeting. Consequently, the Company expects that the final results of the voting at the Meeting will be announced on August 23, 2024.

Yours faithfully,

John Sievwright

Chairman of the Board of Directors

Notice of Extraordinary General Meeting 4

Burford Capital Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of Burford Capital Limited (the “Company”) will be held at 1:30 p.m. BST on August 20, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP. You will be asked to consider and pass the resolutions set forth below (each, a “Resolution” and, together, the “Resolutions”). Resolutions 1 and 2 will be proposed as ordinary resolutions, and Resolution 3 will be proposed as a special resolution.

Ordinary resolutions

1.	That KPMG LLP be appointed as the Company’s external auditor to hold office until the close of the next annual general meeting of the Company at which accounts are laid.

2.	The directors be authorized to agree upon the remuneration of the external auditor.

Special resolution

3.	That, with effect from the close of the Meeting, the articles of incorporation produced to the Meeting and initialled for the purpose of identification by the chairman of the Meeting be adopted as the articles of incorporation of the Company in substitution for, and to the exclusion of, the Company’s existing articles of incorporation (the “Replacement Articles”).

July 22, 2024

By order of the board of directors of Burford Capital Limited

Oak Fund Services (Guernsey) Limited

Company Secretary

Notice of Extraordinary General Meeting 5

NOTES

Entitlement to attend and vote

1.	The right to attend and vote at the Meeting is determined by reference to the Company’s register of shareholders. Only a shareholder entered in the register of shareholders by 11:59 p.m. ET (for NYSE investors) or 1:29 p.m. BST (for AIM investors) on August 15, 2024 (or, if the Meeting is adjourned, forty-eight (48) hours before the time of any adjourned meeting) is entitled to attend and vote at the Meeting. A shareholder is entitled to vote in respect of the number of ordinary shares registered in the member’s name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Proxies

2.	Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by such shareholder. A proxy need not be a shareholder of the Company. A proxy form for a registered holder, which may be used to make such appointment and give proxy instructions, accompanies this notice. If you do not have a proxy form and believe that you should, or if you would like to appoint more than one proxy, please contact the Company’s registrar. For NYSE investors, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. For AIM investors, please contact Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. In the case of joint holders, the vote of the first named holder in the register of shareholders of the Company who tenders a voting instruction or a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

A NYSE investor may appoint a proxy or proxies by:

●	completing the information at www.proxyvote.com;
●	voting by phone at 1-800-690-6903; or
●	marking, signing and dating your proxy card or voting instruction form, as applicable, and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

An AIM investor may appoint Computershare Company Nominees Limited, the custodian of the Company, to vote on the holder’s behalf at the Meeting by:

●	completing and returning the voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or
●	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: For NYSE investors, your proxy card or voting instruction form, as applicable, must be received no later than 11:59 p.m. ET on August 15, 2024. For AIM investors, your voting instruction form must be received no later than 1:29 p.m. BST on August 15, 2024. To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the agent of the Company's registrar Computershare Investor Services PLC (3RA50) by no later than 1:29 p.m. BST on August 15, 2024.

Further details with respect to the appointment of proxies are provided in the notes to the proxy card or voting instruction form, as applicable, enclosed with this notice.

Corporate representatives

3.	In the case of a shareholder that is a corporation, the proxy card or voting instruction form must be executed under its common seal or under the hand of a duly authorized officer or person or in any other manner authorized by its constitution.

Issued share capital and total voting rights

4.	At the close of business on July 15, 2024 (being the latest practicable date prior to the publication of this notice), the Company’s issued and outstanding ordinary share capital (excluding treasury shares) consisted of 219,412,747 ordinary shares, carrying one vote each.

Voting results

5.	The results of the voting at the Meeting will be announced through a Regulatory Information Service as soon as practicable after the date of the Meeting and will appear on the Company’s website at https://investors.burfordcapital.com. Broadridge requires additional time to tabulate final votes on the resolutions proposed at the Meeting because of the Company’s ordinary shares trading on both the NYSE and AIM and the Company’s incorporation in Guernsey. As a result, the Company expects that the final results of the voting at the Meeting will be announced on August 23, 2024.

Questions

6.	If you have any questions about this notice or the Meeting or are in doubt as to how to complete the proxy card or the voting instruction form, as applicable, please call the Burford Capital shareholder helpline between 9:00 a.m. and 5:00 p.m. local time Monday to Friday (except US and UK public holidays) at 1-800-736-3001 for NYSE investors and 0370 707 4040 for AIM investors. Calls to the Burford Capital shareholder helplines from outside the United States or the United Kingdom, as applicable, will be charged at international rates. Other telephone provider costs may vary. Please note that calls may be monitored or recorded and that the helplines cannot provide financial advice or advice on the merits of matters proposed at the Meeting.

Notice of Extraordinary General Meeting 6

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST manual which can be viewed at www.euroclear.com/CREST. CREST personal members or other CREST-sponsored members, and those CREST members who have appointed a voting service provider(s), should contact their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made via the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instruction, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must be transmitted so as to be received by the agent of the Company’s registrar, Computershare Investor Services PLC (3RA50) by:

●	no later than 1:29 p.m. BST on August 15, 2024;
●	if the meeting is adjourned, no less than forty-eight (48) hours (excluding any part of a non-working day) before the time appointed for the adjourned meeting at which the person named in the proxy form proposes to vote; or
●	in the case of a poll, at the time the poll is demanded or, if the poll is to be taken more than forty-eight (48) hours after it is demanded, at least twenty-four (24) hours (excluding any part of a non-working day) before the time appointed for taking the poll.

If the procedures above are not followed, unless the board of directors of the Company directs otherwise, the message shall not be treated as valid. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set forth in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, as amended.

Notice of Extraordinary General Meeting 7

EXPLANATORY NOTES

The notes on the following pages explain the proposed Resolutions.

Resolutions 1 and 2 are each proposed as an ordinary resolution. This means that, for the Resolutions to be passed, more than half (1/2) of the votes cast by persons entitled to vote must be in favor of each Resolution.

Resolution 3 is proposed as a special resolution. This means that, for the Resolution to be passed, at least three-quarters (3/4) of the votes cast by persons entitled to vote must be in favor of the Resolution.

Appointment of Auditor – (Resolution 1)

Under section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the “Guernsey Companies Law”), the shareholders of a company may appoint an auditor of the company by ordinary resolution.

The directors propose that KPMG be appointed as the Company’s external auditor under section 257(4) of the Guernsey Companies Law to hold office until the close of the next annual general meeting of the Company at which accounts are laid. KPMG is a well-known and respected registered public accounting firm, and the directors do not believe that the audit quality will be diminished as a result of changing external auditors. In addition, as noted in the letter from the chairman of the Company’s board of directors starting on page 2 of this document, the Company recognizes that a number of its UK shareholders regard the UK requirement to rotate audit firms every ten years as a best practice.

The directors recommend that shareholders vote FOR Resolution 1.

Remuneration of Auditor – (Resolution 2)

Under section 259(a)(ii) of the Guernsey Companies Law, the remuneration of an auditor appointed by the shareholders of a company shall be determined by the directors if the shareholders by ordinary resolution so resolve.

The directors propose that shareholders authorize them to fix the remuneration of KMPG in accordance with best practice.

The directors recommend that shareholders vote FOR Resolution 2.

Adoption of Replacement Articles of Incorporation – (Resolution 3)

As noted in the letter from the chairman of the board of directors starting on page 2 of this document, it is proposed that the Company adopt the Replacement Articles in replacement of the Company’s existing articles of incorporation (the “Current Articles”). This resolution has been proposed in anticipation of the Company’s loss of its “foreign private issuer” status to reflect corporate governance market practices typical for US domestic public companies as well as to reflect other market developments and clarifying changes.

The principal amendments made to the Company’s articles of incorporation are summarized below. Other changes that are minor, technical or of clarifying nature have not been summarized but are visible on the full redline comparison of the proposed amendments to the Current Articles, which can be found on the Company’s website at https://investors.burfordcapital.com/governance/agm/default.aspx.

General Meetings

Electronic Facilities

The Replacement Articles provide the Company with additional flexibility in relation to the procedures for, and conduct of, general meetings of shareholders by means of an electronic facility or facilities. These changes have been introduced to align technological advances with the interests of shareholders and evolving best practices.

Notice of Extraordinary General Meeting 8

Quorum and Voting Requirements

The Current Articles do not set out the specific quorum and voting requirements for general meetings, which are governed by the default provisions of the Guernsey Companies Law. In keeping with best corporate governance practices, the Replacement Articles replicate for clarity the current relevant default provisions of the Guernsey Companies Law. Should the Guernsey Companies Law be later amended, the amended provisions will govern and the current provisions of the Guernsey Companies Law are provided simply for information.

Entitlement to Attend and Vote

In anticipation of the US processes and procedures that will apply to the Company in connection with general meetings following the loss of its “foreign private issuer” status, the Replacement Articles amend the timing for determining which persons are entitled to attend and vote at a general meeting of the Company or to appoint a proxy to do so (the “Record Date”). Under the Replacement Articles, the Record Date may be not less than ten (10) days nor more than sixty (60) days before the time fixed for the meeting.

Notice Requirements

The Replacement Articles change the notice requirements for general meetings and require the Company to provide notice not less than ten (10) days nor more than sixty (60) days before the time fixed for the meeting. The new timing is aligned with the changes in the Record Date and reflects US market practice. The Company plans, however, to continue to provide at least thirty (30) days’ notice of general meetings.

Default Shares

Consistent with the existing restrictions imposed upon shareholders who are in default in supplying to the Company the information required by it, the Replacement Articles describe the circumstances under which a shareholder in default may not be entitled to attend in person or by proxy at general or class meetings or bring any proposal of business (including the nomination of persons for election to the board of directors) thereat.

Advance Notice and Other Procedures for Shareholder Proposals

The Replacement Articles supplement the existing advance notice and other procedures for shareholder proposals by providing certain additional provisions with which shareholders must comply, such as deadlines and information requirements, in order to propose any business at a general meeting (including, but not limited to, the nomination of persons for election to the board of directors). These advance notice provisions include, among other things, an update permitting shareholders to deliver notices in the event an annual general meeting is to be held more than thirty (30) days in advance of the anniversary of the previous year’s annual general meeting or later than sixty (60) days after the anniversary of the previous year’s annual general meeting, in each case, no earlier than one-hundred-twenty (120) days prior to, and no later than ninety (90) days (or ten (10) days following the day on which public announcement of the date of such meeting is first made by the Company) prior to, the date of such annual general meeting. The Replacement Articles further provide that an increase or decrease in the size of the board of directors will not commence a new time period or extend any time period to submit the relevant notice.

The Replacement Articles also include additional information requirements for both a shareholder seeking to nominate any person or persons for election to the board of directors of the Company and such nominee or nominees. In line with the universal proxy rules recently promulgated by the SEC, the Replacement Articles further require that a nominating shareholder represent that it will solicit proxies from holders of the Company’s issued ordinary shares representing at least sixty-seven percent (67%) of the Company’s issued voting share capital entitled to vote on the election of directors. The Replacement Articles also restrict shareholders from nominating for election at an annual general meeting a number of nominees that exceeds the number of directors to be elected at such meeting.

The Company believes that the provisions in the Replacement Articles relating to additional advance notice requirements align the Company’s requirements with customary US corporate governance market practices. The Company also believes that such requirements clarify timing and logistics of delivery requirements for proposals at meetings and enhance disclosure requirements with respect to nominating shareholders and proposed nominees for election to the board of directors of the Company. In addition, such additional advance notice

Notice of Extraordinary General Meeting 9

requirements will give the board of directors of the Company the time and information needed to consider the proposed businesses or nominees, to inform the shareholders of the Company and, if appropriate, to give shareholders the recommendations of the Company’s board of directors.

The Replacement Articles further require that any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which will be reserved for the exclusive use by the Company’s board of directors. The Company believes that this change is consistent with US market customs and will benefit US public market investors (who would typically expect that only the Company’s board of directors would solicit proxies on a white card).

Board of Directors

Consistent with the practice of US public companies and in order to ensure the evolving needs of the Company’s board of directors are met, the Replacement Articles authorize the Company’s board of directors to fix its size in its sole discretion. The Replacement Articles also remove the director retirement age and share ownership requirement provisions as their inclusion in articles of incorporation is not consistent with typical US practice.

In addition, to reflect current corporate governance best practices, the Replacement Articles clarify that the acceptance of a director resignation by the Company’s board of directors will not be necessary to make the resignation effective unless otherwise specified. In order to provide flexibility and facilitate the good order of director meetings, the Replacement Articles explicitly provide the option to hold such meetings remotely and remove various provisions regarding director residence, meeting participation and meeting location.

Liens and Calls

The Guernsey Companies Law is silent on the treatment of ordinary shares which are not “fully paid up” and the power of a board of directors in such circumstances and thus, historically, the Current Articles included provisions permitting the Company to seek recourse for unpaid amounts in respect of any ordinary shares. Consistent with the Company’s current capital structure and US corporate governance practices, the Company does not expect it will issue partially paid up ordinary shares in the future and thus the Replacement Articles omit these provisions.

Indemnification

While the Company strongly believes that directors, officers, employees and agents should be held to the highest standard when carrying out their duties in service to the Company, the Company also believes that measured protection from personal liability is an appropriate safeguard to ensure that these persons feel comfortable taking measured risks in service to the Company. As such, consistent with US corporate governance market practices and the Company’s desire to attract and retain directors and officers who will take risks in service to the Company, the Replacement Articles allow for indemnification to the maximum extent legally permissible under Guernsey law (which, as of the date of this document, does not include indemnification for any actions that involve negligence, default, breach of duty or breach of trust in relation to the Company, which is consistent with the standards provided in the Current Articles).

Choice of Forum

The Replacement Articles provide for a forum selection clause whereby the federal district courts of the US shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the US Securities Act of 1933, as amended (the “Securities Act”), against the Company, unless the Company consents to an alternative forum. This applies only to US securities law claims.

The Company believes that US federal district courts (as opposed to, for example, the US state courts) are best suited to address disputes involving causes of action arising under the Securities Act because they have more expertise in such matters compared to other jurisdictions. The forum selection clause is further intended to prevent forum shopping, provide efficiencies in managing the procedural aspects of securities litigation and reduce the risk of inconsistent outcomes of cases across multiple jurisdictions.

The directors consider all of the Replacement Articles to be in the best interests of the Company and shareholders as a whole. Accordingly, the directors recommend that shareholders vote FOR Resolution 3.